40-33 AIM INTERNATIONAL MUTUAL FUNDS



811-6463
Branch 8

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.





05072720

September 19, 2005


SEC MAIL PROCESSING
RECEIVED
SEP 26 2005
WASH, D.C. 183 SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc. and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Management Group Inc. and A I M Distributors, Inc., a distributor, a copy of **Joint Motion to Dismiss All Claims With Prejudice**, **Proposed Order Granting Dismissal of All Claims With Prejudice**, and **Notice of Submission** in *DTI Financial, Inc. v. A I M Management Group Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
DEC 02 2005
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

CAUSE NO. 2003-60032

DTI FINANCIAL, INC.,	§	IN THE DISTRICT COURT OF
Plaintiff,	§	
v.	§	HARRIS COUNTY, TEXAS
A I M DISTRIBUTORS, INC., and A I M MANAGEMENT GROUP INC.,	§	
Defendants.	§	281ST JUDICIAL DISTRICT

JOINT MOTION TO DISMISS ALL CLAIMS WITH PREJUDICE

Plaintiff DTI Financial, Inc. ("Plaintiff") and Defendants A I M Distributors, Inc., and A I M Management Group Inc. (collectively "Defendants"), jointly file this their Joint Motion to Dismiss All Claims With Prejudice and would respectfully show unto the Court as follows:

The parties have arbitrated Plaintiff's claims within an NASD arbitration and the arbitration panel has rendered an award adjudicating Plaintiff's claims. (*See* Exhibit A.)

WHEREFORE, PREMISES CONSIDERED Plaintiff and Defendants respectfully pray that all Plaintiff's claims and causes of action asserted against Defendants be dismissed with prejudice and costs of suit be taxed to the party to whom they were incurred.

Respectfully submitted,

FULBRIGHT & JAWORSKI L.L.P.

By: ______________________
David J. Levy
State Bar No. 12264850
Charles Jason Rother
State Bar No. 24013423
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
Telephone: 713.651.5151
Facsimile: 713.651.5246

Counsel for Defendants

ALI S. AHMED P.C.

By: ______________________

Mr. Salar Ali Ahmed
State Bar No. 24000342
1301 Travis Street, Suite 1200
Houston, Texas 77002
Telephone: 713.223.1300
Facsimile: 713.547.8910

Counsel for Plaintiff

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true copy of the foregoing pleading was served in compliance with Rule 21 and 21a of the Texas Rules of Civil Procedure on September 9, 2005.

____
Charles Jason Rother

ALI S. AHMED P.C.

By: ___________________________

Mr. Salar Ali Ahmed
State Bar No. 24000342
1301 Travis Street, Suite 1200
Houston, Texas 77002
Telephone: 713.223.1300
Facsimile: 713.547.8910

Counsel for Plaintiff

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true copy of the foregoing pleading was served in compliance with Rule 21 and 21a of the Texas Rules of Civil Procedure on September 12, 2005.



Charles Jason Rother

EXHIBIT A

AWARD
NASD Dispute Resolution

In the Matter of the Arbitration Between

Name of Claimant

DTI Financial, Inc.

and

Case Number: 04-02421
Hearing Site: Houston, Texas

Names of Respondents

A I M Distributors, Inc., and
A I M Management Group, Inc.

NATURE OF DISPUTE

Terminated Member v. Member and Non-Member

REPRESENTATION OF PARTIES

DTI Financial, Inc. ("Claimant") was represented by Ali S. Ahmed, Esq., Ali S. Ahmed, P.C. Houston, Texas.

A I M Distributors, Inc. ("A I M Distributors") and A I M Management Group, Inc. ("A I M Management") hereinafter collectively referred to as "Respondents", were represented by Charles Jason Rother, Esq., Fulbright & Jaworski, L.L.P., Houston, Texas.

CASE INFORMATION

The Statement of Claim was filed on or about April 6, 2004. The Submission Agreement of Claimant, DTI Financial, Inc., was signed by Deepak Gulati, on or about April 3, 2004. Claimant's Response to Respondents' Motion to Dismiss was filed on or about May 12, 2005. Claimant's Surreply to Respondents' Reply to Claimant's Response to Respondents' Motion to Dismiss and Motion for Summary Judgment was filed on or about May 31, 2005.

Statement of Answer was filed jointly by Respondents on or about January 13, 2005. The Submission Agreement of A I M Distributors was signed on or about January 7, 2005. A I M Management Group did not file a Submission Agreement.

Respondents' Motion to Dismiss was filed on or about April 27, 2005. Respondents' Reply to Claimant's Response to Respondents' Motion to Dismiss was filed on or about May 19, 2005.

CASE SUMMARY

Claimant asserted the following causes of action: breach of fiduciary duty; unfair competition; business disparagement; unjust enrichment; misappropriation of confidential and proprietary information; breach of contract; negligent misrepresentation; intentional misrepresentation; fraud; and conversion of unpaid brokerage fees and commissions. Claimant alleged that Respondents stopped paying Rule 12b-1 fees and brokerage commissions owed to it for the period beginning July 1992 and ending March 2001.

Unless specifically admitted in their Answer, Respondents denied the allegations made in the Statement of Claim and asserted affirmative defenses including the following: DTI lacked standing and/or capacity to bring claims in this matter; pursuant to Rule 12b-1 under the Investment Company Act of 1940, AIM is prohibited from paying any 12b-1 fees without a valid written agreement; and pursuant to Rule 12b-1 under the Investment Company Act of 1940, assignment of a written agreement to pay 12b-1 fees is prohibited and invalidates the written agreement.

RELIEF REQUESTED

Claimant requested an award in the amount of $258,334.15 in compensatory damages, $4,000,000.00 in punitive damages, $194,027.42 in pre-judgment interest, post-judgment interest, their costs and attorneys' fees and all other relief, in law and equity, to which DTI may be entitled. Claimant also requested that all fees associated with this claim be waived.

Respondents requested that the claims asserted against them be denied in their entirety and all other just relief the panel deemed appropriate.

OTHER ISSUES CONSIDERED & DECIDED

After hearing oral arguments on the outstanding motions, the panel denies Claimant's Motion for Summary Judgment and grants Respondents' Motion to Dismiss the claim with prejudice herein.

The parties have agreed that the Award in this matter may be executed in counterpart copies or that a handwritten, signed Award may be entered. In either case, the parties have agreed to receive conformed copies of the award while the original(s) remain on file with NASD Dispute Resolution ("NASD").

AWARD

After considering the pleadings, the testimony, and the evidence presented, the undersigned arbitrators have decided in full and final resolution of the issues submitted for determination as follows:

1) Claimant's claims, each and all, against Respondents, A I M Distributors, Inc. and A I M Management Group, Inc., are dismissed in their entirety with prejudice;

2) Other than Forum Fees which are specified below, the parties shall each bear their own costs and expenses incurred in this matter; and

3) Any relief not specifically enumerated, including punitive damages and attorneys' fees, is hereby denied with prejudice.

FEES

Pursuant to the Code, the following fees are assessed:

Filing Fees

NASD Dispute Resolution will retain the non-refundable filing fees for each claim:

Initial claim filing fee	= $2,000.00

Member Fees

Member fees are assessed to each member firm that is a party in these proceedings or to the member firms that employed the associated person at the time of the events giving rise to the dispute. In this matter, the member firms are DTI Financial, Inc., and A I M Distributors, Inc.

Member surcharge	= $2,800.00
Pre-hearing process fee	= $ 750.00
Hearing process fee	= $5,000.00

Forum Fees and Assessments

The Arbitration Panel assesses forum fees for each hearing session conducted. A hearing session is any meeting between the parties and the arbitrators, including a pre-hearing conference with the arbitrators, that lasts four (4) hours or less. Fees associated with these proceedings are:

Two (2) Pre-hearing sessions with panel x $1,200.00		= $2,400.00
Pre-hearing conferences: March 23, 2005	1 session	
June 7, 2005	1 session	
Total Forum Fees		= $2,400.00

The Arbitration Panel has assessed $2,400.00 of the forum fees to DTI Financial, Inc.

Fee Summary

Claimant, DTI Financial, Inc., is liable for:

Initial Filing Fee	= $ 2,000.00
Member Fees	= $ 5,750.00
Forum Fees	= $ 2,400.00
Total Fees	= $10,150.00
Less payments	= $ 3,200.00
Balance Due NASD Dispute Resolution	= $ 6,950.00

Respondent, A I M Distributors, Inc., is liable for:

Member Fees	= $ 8,550.00
Total Fees	= $ 8,550.00
Less payments	= $ 3,550.00
Balance Due NASD Dispute Resolution	= $ 5,000.00

All balances are payable to NASD Dispute Resolution and are due upon receipt pursuant to Rule 10330(g) of the Code.

ARBITRATION PANEL

James P. Hoefling - Public Arbitrator, Presiding Chair
Raymond C. Kerr, Esq. - Public Arbitrator
James M. Alexander - Non-Public Arbitrator

Concurring Arbitrators:

/s/ James P. Hoefling James P. Hoefling Public Arbitrator, Presiding Chair	06/22/05 Signature Date
/s/ Raymond C. Kerr, Esq. Raymond C. Kerr, Esq. Public Arbitrator	06/21/05 Signature Date
/s/ James M. Alexander James M. Alexander Non-Public Arbitrator	06/23/05 Signature Date

06/23/05
Date of Service (For NASD office use only)


NASD Dispute Resolution, Inc.
RECEIVED
JUN 23 2005

ARBITRATION PANEL

James P. Hoefling - Public Arbitrator, Presiding Chair
Raymond C. Kerr, Esq. - Public Arbitrator
James M. Alexander - Non-Public Arbitrator

Concurring Arbitrators:



James P. Hoefling
Public Arbitrator, Presiding Chair

6-22-05
Signature Date

Raymond C. Kerr, Esq.
Public Arbitrator

Signature Date

James M. Alexander
Non-Public Arbitrator

Signature Date

Date of Service (For NASD office use only)

ARBITRATION PANEL

James P. Hoefling - Public Arbitrator, Presiding Chair
Raymond C. Kerr, Esq. - Public Arbitrator
James M. Alexander - Non-Public Arbitrator

Concurring Arbitrators:

James P. Hoefling
Public Arbitrator, Presiding Chair

Signature Date



Raymond C. Kerr, Esq.
Public Arbitrator

6/21/05
Signature Date

James M. Alexander
Non-Public Arbitrator

Signature Date

Date of Service (For NASD office use only)

ARBITRATION PANEL

James P. Hoefling - Public Arbitrator, Presiding Chair
Raymond C. Kerr, Esq. - Public Arbitrator
James M. Alexander - Non-Public Arbitrator

Concurring Arbitrators:

James P. Hoefling
Public Arbitrator, Presiding Chair

Signature Date

Raymond C. Kerr, Esq.
Public Arbitrator

Signature Date


James M. Alexander
Non-Public Arbitrator

6-23-05
Signature Date

Date of Service (For NASD office use only)

CAUSE NO. 2003-60032

DTI FINANCIAL, INC.,	§	IN THE DISTRICT COURT OF
	§	
Plaintiff,	§	
	§	
v.	§	
	§	HARRIS COUNTY, TEXAS
A I M DISTRIBUTORS, INC., and	§	
A I M MANAGEMENT GROUP INC.,	§	
	§	
Defendants.	§	281ST JUDICIAL DISTRICT

ORDER GRANTING DISMISSAL OF ALL CLAIMS WITH PREJUDICE

Came on to be heard on this day the Joint Motion to Dismiss All Claims with Prejudice and, the Court having considered the same, is of the opinion that said Motion should be, in all things, granted.

It is, therefore **ORDERED**, **ADJUDGED** and **DECREED** that all claims and causes of action asserted by Plaintiff be, and are hereby, dismissed with prejudice to the re-filing of the same and that all costs of suit are hereby taxed against the party incurring same, which costs having been paid, let no execution issue.

SIGNED this the _____ day of _____________, 2005.

____
JUDGE PRESIDING

APPROVED:

FULBRIGHT & JAWORSKI L.L.P.

By: ______________________________

David J. Levy
State Bar No. 12264850
Charles Jason Rother
State Bar No. 24013423
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
Telephone: 713.651.5151
Facsimile: 713.651.5246

Counsel for Defendants

ALI S. AHMED P.C.

By: ______________________________

Mr. Salar Ali Ahmed
State Bar No. 24000342
1301 Travis Street, Suite 1200
Houston, Texas 77002
Telephone: 713.223.1300
Facsimile: 713.547.8910

Counsel for Plaintiff

APPROVED:

FULBRIGHT & JAWORSKI L.L.P.

By: ______________________________
David J. Levy
State Bar No. 12264850
Charles Jason Rother
State Bar No. 24013423
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
Telephone: 713.651.5151
Facsimile: 713.651.5246

Counsel for Defendants

ALI S. AHMED P.C.

By: 
Mr. Salar Ali Ahmed
State Bar No. 24000342
1301 Travis Street, Suite 1200
Houston, Texas 77002
Telephone: 713.223.1300
Facsimile: 713.547.8910

Counsel for Plaintiff

CAUSE NO. 2003-60032

DTI FINANCIAL, INC.,	§	IN THE DISTRICT COURT OF
	§	
Plaintiff,	§	
	§	
v.	§	
	§	HARRIS COUNTY, TEXAS
A I M DISTRIBUTORS, INC., and A I M MANAGEMENT GROUP INC.,	§	
	§	
	§	
Defendants.	§	281ST JUDICIAL DISTRICT

NOTICE OF SUBMISSION

The Joint Motion to Dismiss All Claims With Prejudice is set to be heard by submission on the 26th day of September, 2005, at 8:00 a.m., in the 281st Judicial District Court of Harris County, Texas.

Respectfully submitted,

FULBRIGHT & JAWORSKI L.L.P.

By: 

David J. Levy
State Bar No. 12264850
Charles Jason Rother
State Bar No. 24013423
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
Telephone: 713.651.5151
Facsimile: 713.651.5246

Counsel for Defendants

CERTIFICATE OF SERVICE

This pleading has been served in compliance with Rules 21 and 21a of the Texas Rules of Civil Procedure on September 12, 2005.



Charles Jason Rother